NEW GOLD ACHIEVES TOP END OF CONSOLIDATED PRODUCTION GUIDANCE

Strong Fourth Quarter Results Lead to Achieving Top End of Consolidated 2023 Production Guidance, Growth Initiatives Nearing Completion

(All amounts are in U.S. dollars unless otherwise indicated)

January 9, 2024 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports fourth quarter and full year operational results for the Company as of December 31, 2023. The Company is also providing notice that it will release its fourth quarter and full year 2023 financial results after market close on Tuesday, February 13, 2024. The Company will host its fourth quarter and full year 2023 earnings conference call and webcast on Wednesday, February 14, 2024 at 8:30 am Eastern Time.

Continued Strong Quarterly Operational Performance Leads to New Gold Achieving the Top End of 2023 Consolidated Production Guidance

"Our strong fourth quarter production results mark our sixth consecutive quarter of delivering to our plan, with a 7% increase in gold equivalent production over the prior-year period," stated Patrick Godin, President & CEO. "As a result, New Gold achieved the top end of its 2023 gold equivalent production guidance set at the start of 2023."

- Fourth quarter consolidated gold eq.[1] production of 105,082 ounces (79,187 ounces of gold, 12.0 million pounds of copper and 157,788 ounces of silver), a 7% increase over the prior-year period.

- Another excellent quarter from New Afton as a result of higher tonnes processed, higher gold and copper grades and higher recovery rates. B3 extraction rates continue to exceed plan. For the year, gold production exceeded 2023 guidance, with copper production achieving the top end.

- Rainy River continues to deliver stable production quarter-over-quarter. Both the open pit and underground mines delivered in the quarter, aided by another strong performance from the processing plant. Gold production achieved the top end of 2023 guidance.

- As a result of the strong fourth quarter operating results, 2023 consolidated gold eq.[1] production was 423,517 ounces (321,178 ounces of gold, 47.4 million pounds of copper and 593,146 ounces of silver), achieving the top end of 2023 consolidated production guidance.

Entering Final Year of Growth Project Execution, Near-Term Significant Free Cash Flow Thesis Remains Intact

"Both operations exit 2023 performing well and having made excellent progress on growth initiatives. I expect 2024 to be transformational for our Company and position us well to increase production at decreasing costs and significantly less capital spend, allowing us to maximize our free cash flow generation in the years to come," added Mr. Godin.

- At Rainy River, Phase 4 of the open pit is underway, with overburden removal complete and waste stripping well advanced. Phase 4 waste stripping activities are expected to significantly decrease after 2024. Rainy River's underground Main Zone remains on-track for first production in the fourth quarter of 2024 and is expected to ramp-up production throughout 2025.

- At New Afton, C-Zone production commenced at the end of September 2023 with the first draw bell blast. Commercial production remains on-track for H2/2024, ramping up to full production by the end of 2025.

- The Company's near-term free cash flow thesis remains intact. Capital spending is expected to taper off significantly upon completion of growth projects and a significant reduction in open pit waste stripping at Rainy River after 2024. Together with increasing production profiles at both operations and decreasing costs, free cash flow is expected to increase significantly in the coming years.

- The Company will provide additional details with the release of its inaugural three-year operational outlook in early-February.

Operational Highlights

Consolidated	Q4 2023	FY 2023	2023 Guidance
Gold eq. production (ounces)[1]	105,082	423,517	365,000 - 425,000
Gold eq. sold (ounces)[1]	103,504	415,181	-
Gold production (ounces)	79,187	321,178	280,000 - 320,000
Gold sold (ounces)	77,870	319,116	-
Copper production (Mlbs)	12.0	47.4	38 - 48
Copper sold (Mlbs)	11.9	44.4	-

Rainy River Mine	Q4 2023	FY 2023	2023 Guidance
Gold eq. production (ounces)[1]	64,290	259,679	235,000 - 265,000
Gold eq. sold (ounces)[1]	62,650	260,897	-
Gold production (ounces)	62,692	253,745	230,000 - 260,000
Gold sold (ounces)	61,086	254,932	-

New Afton Mine	Q4 2023	FY 2023	2023 Guidance
Gold eq. production (ounces)[1]	40,792	163,838	130,000 - 160,000
Gold eq. sold (ounces)[1]	40,853	154,284	-
Gold production (ounces)	16,495	67,433	50,000 - 60,000
Gold sold (ounces)	16,784	64,185	-
Copper production (Mlbs)	12.0	47.4	38 - 48
Copper sold (Mlbs)	11.9	44.4	-

Operating Key Performance Indicators

Rainy River Mine	Q4 2023	Q4 2022	FY 2023	FY 2022
Open Pit Only				
Tonnes mined per day (ore and waste)	**109,895**	110,536	**119,948**	112,826
Ore tonnes mined per day	**29,377**	34,667	**34,007**	22,965
Operating waste tonnes per day	**47,838**	56,547	**53,537**	39,017
Capitalized waste tonnes per day	**32,681**	19,323	**32,404**	50,843
Total waste tonnes per day	**80,519**	75,870	**85,942**	89,860
Strip ratio (waste:ore)	**2.74**	2.19	**2.53**	3.91
Open Pit and Underground				
Tonnes milled per calendar day	**25,046**	22,225	**24,012**	23,568
Gold grade milled (g/t)	**0.94**	1.16	**0.99**	0.91
Gold recovery (%)	**90**	92	**91**	91
Gold eq. production (ounces)[1]	**64,290**	71,221	**259,679**	235,194
Gold production (ounces)	**62,692**	69,753	**253,745**	229,822

New Afton Mine	Q4 2023	Q4 2022	FY 2023	FY 2022
New Afton Mine Only				
Tonnes mined per day (ore and waste)	**9,933**	7,978	**9,771**	7,003
Tonnes milled per calendar day	**8,181**	6,938[2]	**8,289**	9,105[2]
Gold grade milled (g/t)	**0.73**	0.62[2]	**0.72**	0.47[2]
Gold recovery (%)	**90**	86[2]	**90**	84[2]
Copper grade milled (%)	**0.79**	0.57	**0.77**	0.51
Copper recovery (%)	**91**	87	**91**	83
Gold eq. production (ounces)[1]	**40,239**	25,018	**159,042**	108,097
Gold production (ounces)	**15,942**	9,356	**62,637**	37,788
Copper production (Mlbs)	**12.0**	6.9	**47.4**	31.1
Ore Purchase Agreements				
Gold production (ounces)	**553**	1,585	**4,796**	3,763
New Afton Mine Total				
Gold eq. production (ounces)[1]	**40,792**	26,603	**163,838**	111,860
Gold production (ounces)	**16,495**	10,941	**67,433**	41,551
Copper production (Mlbs)	**12.0**	6.9	**47.4**	31.1

Fourth Quarter and Full Year 2023 Conference Call and Webcast

The Company will release its fourth quarter and full year 2023 financial results after market close on Tuesday, February 13, 2024. A conference call and webcast will be hosted on Wednesday, February 14, 2024 at 8:30 am Eastern Time.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/QKynzVeImWD
- Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 03373344.
- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3RAcXl4 to receive an instant automated call back.
- A recorded playback of the conference call will be available until March 14, 2024 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 373344. An archived webcast will also be available at www.newgold.com.

About New Gold
New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Endnotes

1. Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q4 2023 includes production of 127,138 ounces of silver (124,421 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce and $22.00 per silver ounce used for 2023 guidance estimates. Gold eq. ounces for New Afton in Q4 2023 includes 12.0 million pounds of copper produced (11.9 million pounds sold) and 30,651 ounces of silver produced (28,838 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce, $3.50 per copper pound and $22.00 per silver ounce used for 2023 guidance estimates.

2. Key performance indicator data is inclusive of gold ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 3% of total gold ounces produced at New Afton during the quarter, using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: expectations that Phase 4 waste stripping activities at Rainy River will significantly decreasing after 2024; expectations about successfully achieving first production from Rainy River's underground Main Zone in the fourth quarter of 2024 and ramping up production throughout 2025; expectations regarding successfully achieving commercial production from the C-Zone in the second half of 2024 and ramping up to full production by the end of 2025; successfully completing growth projects and the significant tapering off of capital spending projected as a result; expectations that free cash flow will increase significantly in the coming years and successfully accomplishing the factors contributing thereto; the Company's intention to provide a three-year operational outlook in early February; and expectations that 2024 will be transformational for the Company and successfully accomplishing the factors contributing thereto.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and New Afton Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine described herein being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties;

competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer for the Company. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.